1875 K Street, N.W.
Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000

August 11, 2017

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935

and Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,755

Dear Ms. O’Neal-Johnson:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,755 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 and the Investment Company Act of 1940 on behalf of the iShares Consumer Asset-Backed Securities ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on July 7, 2017. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1: Please provide a description of the Underlying Index methodology to the staff.

Response: The Trust has supplementally provided a description of the Underlying Index methodology.

Comment 2: Please confirm whether the Fund has applied for listing relief under Rule 19b-4 under the Securities Exchange Act of 1934 and whether the Fund would file delaying amendments until such relief is granted.

Response: The Trust confirms that the listing exchange, BATS, has informed the Trust that based on the information related to the securities in the Underlying Index provided by the Index Provider, separate relief pursuant to Rule 19b-4 under the Securities Exchange Act of 1934 will not be necessary for this Fund, and the Fund may rely on the generic listing standards for index ETFs adopted by BATS.

Comment 3: Please confirm that the functioning of the arbitrage mechanism (e.g., how the market will maintain narrow spreads) will work as described in the Fund’s relevant exemptive application.

Response: The Trust confirms that it believes that the arbitrage mechanism for the Fund will function as described in the relevant exemptive application.

Comment 4: Please explain how the Fund intends to address the liquidity of the components of the Underlying Index.

Response: The Underlying Index is a subset of the J.P. Morgan Asset-Backed Securities Index and is comprised of bonds across the largest and most liquid sectors of the asset-backed securities universe. The Underlying Index also consists of only investment-grade securities and securities backed by the largest sector exposures in consumer debts (i.e., auto loans, credit card debt and student loans).

Comment 5: Please explain what information the Fund will have concerning the underlying notes included in the Underlying Index.

Response: The Trust respectfully notes that the Fund is an index fund, and as a general matter, the Fund will invest in the component securities of the Underlying Index. The Trust may also receive or have access to additional information about the component securities of the Underlying Index, such as deal documents concerning an underlying note’s securitization.

Comment 6: Please confirm whether the risk of investing in derivatives is a principal risk of the Fund requiring additional disclosure in the summary Prospectus.

Response: The Trust confirms that the risk of investing in derivatives is not a principal risk of the Fund, and as such, no additional disclosure in this regard is necessary in the summary Prospectus.

Comment 7: Please confirm whether the Underlying Index is considered to be concentrated, and if so, whether the Fund should make additional risk disclosures.

Response: The Trust respectfully notes that the Industry Concentration Policy within the Principal Investment Strategies section states: “The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated.” Additionally, “Concentration Risk,” which is included as a principal risk, states that “[t]he Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class.” As of the date referenced in the “Principal Investment Strategies,” to the extent a particular industry constitutes 25% or more of the Fund’s total assets, the industry would be described in the “Principal Investment Strategies” and its related risk would be described under “Summary of Principal Risks” as a principal risk of the Fund. The Trust further notes that the Fund’s portfolio holdings will be published on the iShares website, allowing investors to assess information regarding the Fund’s investments, including information about individual securities and sectors. As a result, the Trust respectfully declines to make any change to this disclosure.

Comment 8: Please disclose in the registration statement that notice will be provided to shareholders in the event of a change to the Fund’s investment objective.

Response: The Trust believes that disclosure to the effect that notice will be provided to shareholders in the event of a change to the Fund’s investment objective is not necessary. The Fund has adopted its investment objective, which is to seek to track the investment results of an index composed of U.S. dollar-denominated, investment-grade consumer asset-backed securities (the “Underlying Index”), as a non-fundamental investment policy. Therefore, the Fund may change its investment objective without shareholder approval. The Fund, however, will provide shareholders with prior notice of a change in the investment objective as may be required under the Investment Company Act of 1940 and the rules thereunder. The Fund has also adopted the policy to invest at least 80% of the value of its net assets, plus the amounts of any borrowings for investment purposes, in securities of the Underlying Index. As stated in the SAI, the Fund will provide 60 days’ prior written notice of any change to this policy.

Comment 9: Please file the relevant license agreement as an exhibit in the 485(b) filing or identify to the Staff which of the existing license agreements filed as exhibits for the Trust’s registration statement includes the Underlying Index.

Response: The Trust confirms that the sub-license agreement related to the use of the Underlying Index by the Fund will be filed as an exhibit in the 485(b) filing for the Fund or in a subsequent filing of a PEA to the Trust’s registration statement.

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin Haskin
Benjamin Haskin

cc:	Christy Chen

Michael Gung

Nicole Hwang

Joel Whipple

Ashley Singletary-Claffee

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